Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

Letter 00026/2011/P
Campinas, October 28, 2011

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CPFL Energia, S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 6, 2011
File No. 001-32297
Response to Staff Comment Letter dated September 30, 2011

Dear Ms. Thompson,

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated September 30, 2011, received by CPFL Energia S.A. (the “Company”) concerning the Company’s annual report on Form 20-F filed with the SEC on June 6, 2011 (the “Form 20-F”).  This letter provides the Company’s responses to the Staff’s comments mentioned in your letter.  For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 to 21 and have provided responses immediately below such comments.  All page numbers referred to herein are to the Form 20-F and the Consolidated Financial Statements and all numbers mentioned herein are presented in thousands of Brazilian reais.

SEC Comment No. 1

Information on the Company, page 14

1. We note your disclosures throughout the filing, including on pages 17 and 29, that you have the right to 51.54% of the assured energy of the Serra da Mesa hydroelectric facility even though the concession of that facility is owned by a third party.  Citing authoritative accounting guidance, please tell us how you account for this rental agreement and quantify for us the impact of this arrangement on your financial statements.

Response to Comment No. 1

The “Serra da Mesa” hydroelectric facility concession is held by Furnas Centrais Elétricas S.A. (or “Furnas”), which began construction of the project in 1985.  In 1994, following suspension of construction due to lack of funds, a public bid was held to find a partner to complete construction.  The selected partner was a company that was  acquired by and merged into CPFL Geração de

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

Energia S.A. (“CPFL Geração”).  In exchange for its investment in acquiring the assets and completion of the facility, CPFL Geração  was granted the right to 51.54% of the Assured Energy for a term of 30 years beginning on the date of commencement of commercial operations.

The Brazilian National Electrical System Operator (Operador Nacional do Sistema, or “ONS”) is responsible for dispatching all energy produced in Brazil, including at the Serra da Mesa facility.  The ONS therefore determines the quantity of energy produced at the facility, and the production periods.  As a result, decisions regarding energy generation by the joint venture fall to neither Furnas nor CPFL Geração.

Management of the facility is shared.  Decisions are made by committee based on a set of rules that were established by the parties to provide for joint approval procedures regarding the management, environmental sustainability, operation and maintenance of the facility.  The committee consists of an equal number of representatives from Furnas and CPFL Geração and voting rights are shared 50/50.

Each of Furnas and CPFL Geração is responsible for the costs that are directly related to its assets, such as:

1)	charges related to the transmission of its share of the energy produced in the facility to locations in which it alone has an interest;

2)	costs relating to special repairs as well as the acquisition of parts, components, tools, accessories and other materials needed to perform the repairs, and

3)	costs concerning the replacement of items when corrective maintenance becomes unfeasible for technical or economic reasons.

Furnas is solely responsible for certain costs, such as corrective or maintenance activities that may be carried out using manpower, machinery, test instruments, tools or transportation resources provided by Furnas, taken from surplus or reserve materials or items held in stock at the facility or provided by CPFL Geração.

Finally, costs that were not specifically apportioned to either Furnas or and CPFL Geração in the relevant contract or operating agreement are shared between the parties according to their respective interests in the sale of energy.

Each of Furnas and CPFL Geração controls, monitors and maintains the bookkeeping for its own assets in physical, tax and regulatory terms, and each of them provides annual reports regarding its own assets to the National Electric Energy Agency (Agência Nacional de Energia Elétrica, or “ANEEL”).

Since construction of the facility was a result of the union of the assets of the two parties, energy cannot be generated without their shared use.  Each party is entitled to a portion of the revenues generated by the asset, as well as is responsible for expenses incurred in connection therewith.  Such revenues and expenses are recorded separately in each party’s financial statements.

Given the nature of the operation, CPFL Geração assumed the investments to form a jointly controlled operation in order to finish the construction of the facility. CPFL Geração receives a percentage of the Assured Energy as a return on its investment.

The arrangement is not considered to be a lease. Rather, as each company receives a return according to the invested assets as well as risks and benefits related to these assets, it falls under the definition of a jointly controlled operation, and it is accounted for in accordance with IAS 31, paragraph 15.

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

The impact of this arrangement on our financial statements as at and for the year ended December 31, 2010 is as follows:

•	Property, plant and equipment, or “PP&E” (historic cost): R$2,286,841

•	PP&E (net value): R$1,491,975

•	Net operating revenues: R$334,754

•	Operating income: R$269,793

•	Net income: R$173,097.

SEC Comment No. 2

Operating and Financial Review and Prospects, page 49

2. We note that you fully consolidated your 65% ownership interest in your generation subsidiary CERAN upon adoption of IFRS.  Please tell us how you determined you control CERAN and why you do not treat CERAN as a jointly controlled entity under IAS 31.  In doing so, please tell us whether or not you have the unilateral ability to direct the strategic financial and operating decisions of CERAN or if such decisions require unanimous consent of all venturers.

Response to Comment No. 2

We fully consolidated Companhia Energética Rio das Antas, or CERAN, and consider that we have control over this company based on the following terms set forth in the CERAN shareholders’ agreement:

•	We own more than 50% of the voting rights of CERAN.

•
We have the right to elect the majority of the members of CERAN’s board of directors (three out of five members).  According to the relevant shareholders’ agreement, both ordinary course and strategic decisions are made by the board of directors based on a simple majority (50% plus one vote).

•
Since CERAN’s financial and operating policies are determined by its board of directors and, as described above, we have the power to elect the majority of the members of the board, we have the sole ability to control CERAN, i.e., to make strategic financial and operating decisions regarding CERAN.

A small number of statutory matters must be approved by four of the five members of CERAN’s board of directors.  However, these matters relate to the protection of non-controlling shareholders’ rights and do not include decisions regarding the ordinary course of CERAN’s business.

Based on the foregoing and as required under paragraph 12 of IAS 27, CERAN is deemed to be a subsidiary and it has been consolidated into our consolidated financial statements.

SEC Comment No. 3

Report of Independent Registered Public Accounting Firm, page 108

3. We note your independent registered accountant’s report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB.  Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB, or provide a reconciliation of your financial statements from IFRS as adopted by you to US GAAP.  Please see Item 17(c) of Form 20-F.

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

Response to Comment No. 3

After the conclusion of this review process, we will file an amended Form 20-F containing an auditor’s report that includes an opinion  that the financial statements comply with IFRS as issued by the IASB.

SEC Comment No. 4

Consolidated Statements of Income, page F-3

4. We note that you present a single earnings per share figure on your statements of income.  In future filings, please clearly present basic and diluted EPS figures on the face of your statements of income in accordance with paragraph 66 of IAS 33.

Response to Comment No. 4

We note the Staff’s comment and will present this disclosure in future filings.  We note that in each of 2010 and 2009, the basic and diluted earnings per share figures were the same.

SEC Comment No. 5

Consolidated Statements of Changes in Shareholders’ Equity, page F-4

5. In future filings, please present total comprehensive income within your statement of changes in equity, showing separately the total amounts attributable to owners of the parent and to non-controlling interests.  See paragraph 106(a) of IAS 1.

Response to Comment No. 5

We note the Staff’s comment and will present this disclosure in future filings.

SEC Comment No. 6

Consolidated Statements of Cash Flows, page F-6

6. Please tell us the nature of amounts included in the “Lease” line item within “Generation (Utilization) of Cash in Investments” and explain why you believe these amounts are properly categorized as cash flows from investing activities.  Please refer to paragraph 17(e) of IAS 7.

Response to Comment No. 6

Our controlled entity CPFL Comercialização Brasil S.A., or CPFL Brasil, is party to a number of service agreements under which it leases “auto-production” energy-generating equipment to clients, and provides maintenance and operating services for this equipment.

CPFL Brasil invests its own funds in the construction of this energy-generating equipment at its clients’ facilities.  Once the equipment enters service, the client begins to make fixed monthly payments to CPFL Brasil.

Under IFRIC 4 and paragraphs 10 and 11 of IAS 17, this activity constitutes a finance lease, with CPFL Brasil as the lessor.

Given that these assets essentially represent cash flows for the construction of fixed assets to be leased out, we classified these outflows under paragraph 16(a) of IAS 7.  We therefore record the amounts related to the acquisition and construction of the assets to be leased as investment activity.

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

SEC Comment No. 7

Note 2.1 Basis of preparation, page F-11

7. We note your disclosure that your financial statements were prepared and presented in full conformity with IFRS. Please revise your disclosure to state, if true, that your financial statements have been prepared and presented in full conformity with IFRS as issued by the IASB or revise your financial statements to provide a reconciliation to U.S. GAAP.  Refer to Item 17(c) of Form 20-F.

Response to Comment No. 7

After the conclusion of this review process, we will file an amended Form 20-F containing a statement that our financial statements have been prepared and presented in full conformity with IFRS as issued by the IASB.

SEC Comment No. 8

Note 2.5 Basis of consolidation, F-12

8. Please disclose in future filings the aggregate amounts of current assets, long-term assets, current liabilities, long-term liabilities, income and expenses related to your interests in joint ventures accounted for using proportionate accounting and the equity method.  See paragraph 56 of IAS 31.

Response to Comment No. 8

We note the Staff’s comment and will present this disclosure in future filings.

SEC Comment No. 9

Note 3.1 Concession agreements, page F-14

9. We note that you retroactively applied IFRIC 12 by recording an intangible asset, corresponding to the right to operate your concession and collect from users of public utilities, and a financial asset, corresponding to the unconditional contractual right to receive cash (compensation) by reversing the assets at the end of the concession.  Please explain to us in further detail how you determined the initial amounts recorded for these assets.  In particular, please clarify how you determined the total consideration received or receivable under the concession agreement and confirm whether or not the “remaining amount” recorded as an intangible asset represented the difference between the total consideration and the fair value of the financial asset.  In regards to valuation of your financial asset, we note your disclosure on page F-21 that the methodology and criteria for valuation of compensation on reversal of the assets of the distribution concessionaires has not yet been defined by the Brazilian government but that management believes it will be based at least on the tariff pricing model.  Please explain to us in further detail how you determine the fair value of your concession financial asset, why you believe your valuation method is reasonable, and provide us with additional information about the tariff review process.  Specifically address when the last reviews were conducted, when the next reviews will be conducted, and how you bridge the gap between reviews in determining the valuation of the distribution infrastructure that is used for pricing the tariff.  In future filings, please also revise your critical accounting policy

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br disclosures on page 67 to focus on the assumptions and uncertainties that underlie your valuations and quantify, where material, and provide an analysis of the impact of these concession accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in estimates between periods.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  Refer to SEC Release No. 33-8350.

Response to Comment No. 9

We used auxiliary controls to identify our administrative expenses and borrowing costs.  In accordance with IFRS requirements, we adjusted our PP&E balance by derecognizing our administrative expenses and borrowing costs recorded according to Brazilian GAAP and replacing them with our borrowing costs recognized in accordance with IFRIC 12 requirements.

Therefore, the initial amount recorded for intangible and financial assets was determined based on the original carrying amount for PP&E prior to the adoption of IFRS, which was adjusted to exclude certain capitalized administrative expenses and borrowing costs to be in accordance with IFRIC 12.

The financial asset represents the Company’s unconditional contractual right to receive cash at the end of the concession.  This right is determined by the non-depreciated portion of our investments in the concession.  The amount of the concession’s financial asset was calculated based on the expected useful life of the concession asset and its residual value on the date on which the concession ends.  The fair value of the non-depreciated portion at the end of the concession agreement has been determined in accordance with the Regulation Base for Remuneration (Base Regulatória de Remuneração, or BRR), which is prescribed through a valuation process carried out by ANEEL.

After discussions with the authority that granted the concession, other players in the energy sector and our management, as well as an analysis of Brazilian market trends, we are of the opinion that the residual value of non-depreciated amounts will be remunerated at end of the concession by the BRR using the methodology described above.  In the opinion of our management, the valuation method used to determine the fair value reasonably reflects our best estimates of the compensation we will receive when the assets are reversed at the end of the concession because it is based on the same criteria used by the regulatory agency when determining depreciation costs during the tariff review process.

The intangible asset represents the right to exploit the concession by charging tariffs to users.  It was calculated as the total cost invested during the construction phase without any margin, i.e., the fair value of the construction (see note 3.1 to our financial statements).    This means that this value will be amortized during the concession period once the Company has the right to charge tariffs to its consumers.

We perform monthly reviews of the fair value of the financial asset during the periods between tariff reviews.  Our internal reviews are based on updates to the IGP-M (a market general price index calculated by the Fundação Getúlio Vargas – FGV), the same index used by ANEEL to update the assets during its tariff reviews and to remeasure the fair value of the financial assets.  Adjustments to the carrying amount of the receivables at fair value and the newly-determined fair value are accounted for under shareholders’ equity in Other Comprehensive Income.  On the dates of the Company’s tariff reviews, which occur every four or five years, the regulatory agency may determine that the fair value of the financial asset must be based on other factors in addition to IGP-M updates, such as public price data.  As stated in note 3.1 to our consolidated financial statements, the concession’s financial assets were classified as “available for sale”.  If the fair

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br value determined by the regulatory agency during the review process differs from that which we have calculated, we immediately make the adjustments to our shareholders’ equity under Other Comprehensive Income.

Further details regarding our tariff review process are disclosed in Item 5. Operating and Financial Review and Prospects of the Form 20-F.  Our recent and upcoming tariff reviews are set forth in the table below:

Periodic Tariff Review

	Last	Next
CPFL Paulista	April 2008	April 2013
CPFL Piratininga	October 2007	October 2011
RGE	April 2008	June 2013
CPFL Santa Cruz	February 2008	February 2012
CPFL Mococa	February 2008	February 2012
CPFL Leste Paulista	February 2008	February 2012
CPFL Sul Paulista	February 2008	February 2012
CPFL Jaguari	February 2008	February 2012

As stated above, if there is any indication that ANEEL’s methodology for calculating our tariff reviews has changed or any uncertainty regarding the premises on which the value of the financial asset is determined, we will describe them in future filings in the section “Use of Estimates in Certain Accounting Policies” of Item 5. Operating and Financial Review and Prospects in the Form 20-F, as requested by the Staff’s comment.  If we believe any such changes to be material, we will include sensitivity analyses to quantify future scenarios of uncertainty.

SEC Comment No. 10

Note 3.5 Intangible assets, page F-16

10. We note that your intangible assets corresponding to the right to operate concessions originating through business combinations and investments in infrastructure are amortized “based on the net income curves projected for the concessionaires” and/or “in proportion to a curve that reflects the consumption pattern in relation to the anticipated economic rewards.”  Please provide us with further details about these amortization methods, including how you determined they appropriately allocate the costs of such assets on a systematic basis over their useful lives.  Please also tell us if there have been any changes during the periods presented in the expected pattern of consumption of the future economic benefits embodied in the assets that required you to change the amortization method to reflect the changed pattern.

Response to Comment No. 10

In accordance with paragraph 97 of IAS 38, we use an amortization method that reflects the consumption pattern of our intangible assets.

Our amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed.  We adopted the projected net income curve as our preferred consumption pattern for our intangible assets related to business combinations because these intangible assets are directly related to the profitability of these concessions and were disbursed with the aim of developing these concessions.

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

We make projections based on the concession area, vegetation growth and macroeconomic variable indices (such as inflation and interest rates).  These indices are reflected in profitability because our tariff reviews are determined by price variation, and consequently, the projected net income curve.  This pattern of consumption has not changed recently, since there have been no significant changes in the macroeconomic scenario, vegetation growth or prices (and no periodic tariff revisions took place during the periods presented).

In our opinion, consumption of economic benefits recorded as intangible assets does not occur on a straight-line basis because the operation of the relevant concession is not straight-line and the result of such operation is reasonably estimable.    A straight-line amortization pattern may overlook the economic substance of this arrangement and the apparent link between payments for the concession and the recovery of such payments through the concession’s results of operations.

For intangible assets related to investments in infrastructure (recognized in accordance with IFRIC 12 requirements), the amortization curve is based on the consumption pattern of those assets allocated to the concession tariff on the same basis used by ANEEL during its tariff review.

SEC Comment No. 11

Note (5) First-Time Adoption of International Financial Reporting Standards, page F-21

11. Please revise your filing to include a reconciliation to total comprehensive income under IFRS and to explain the material adjustments made to reconcile your statements of cash flows from Brazilian Accounting Principles to IFRS.  Please ensure that the nature and amounts of the adjustments are explained in sufficient detail.  Please refer to paragraphs 24 and 25 of IFRS 1 and Instruction 3.a. of the Instructions to Item 8 of Form 20-F.

Response to Comment No. 11

Prior to the adoption of IFRS, Brazilian accounting principles did not include a statement of comprehensive income.  As a result, the items presented in “Other Comprehensive Income” are reconciled items.

The material adjustments made to reconcile our previous statements of cash flows to IFRS are set forth in the table below:

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

	Adjustment reference	Previous	Consolidation (see item 5.3.1)	Adjustments	New practices

Income including CSLL and IRPJ	5.3.2 / 5.3.3 / 5.3.4 / 5.3.5 / 5.3.6 / 5.3.7 / 5.3.8	1,870,776	25,406	576,795	2,472,977
Adjustments to Income	5.3.2 / 5.3.4 / 5.3.7 / 5.3.8	1,181,792	35,414	86,612	1,303,818
Operating assets	5.2 / 5.3.2 / 5.3.7 (*)	364,677	343	(452,179)	(87,159)
Operating liabilities	5.3.2 / 5.3.7	(995,105)	(30,027)	(225,243)	(1,250,375)
Cash from operations		2,422,140	31,136	(14,015)	2,439,261

Acquisitions of property, plant and equipment	5.3.3	(1,233,695)	(10,620)	695,269	(549,046)
Additions of intangible assets	5.3.3	(93,317)	(31)	(585,706)	(679,054)
Other	5.3.3(*)	78,755	4,208	(93,764)	(10,801)
Cash from investments		(1,248,257)	(6,443)	15,799	(1,238,901)

Cash from financing	(*)	(438,555)	(31,232)	(1,784)	(471,571)

Increase (decrease) in cash and cash equivalents		735,328	(6,539)	-	728,789
Opening cash and cash equivalents balance		737,847	20,607	-	758,454
Closing cash equivalents balance		1,473,175	14,068	-	1,487,243

(*) There were some other immaterial adjustments about which we did not include further details in our consolidated financial statements (such as leasing and immaterial effects of purchase accounting).

The “adjustment reference” column refers to notes to our consolidated financial statements.  Details regarding adjustments to income are presented in note 5.1.c.  Please note that most relevant cash flow groups, i.e., cash flow from operations, investments and financing, have not been significantly impacted by their reconciliation to IFRS.

We will file an amended Form 20-F that includes this reconciliation of the Statement of Cash Flows.

SEC Comment No. 12

Note 5.3.8 Other adjustments, page F-31

12. It appears that upon adoption of IFRS you recognized guarantees issued in excess of your participation in joint ventures under IAS 39.  Considering the guidance in paragraph 2(a) of IAS 39, please tell us how you determined these guarantees fall within the scope of IAS 39.  Citing relevant accounting guidance, please also clarify how your subsequent recognition of finance income and expense related to these guarantees complies with IFRS.  In doing so, please expand upon the nature and terms of these guarantees, including how these guarantees are discharged and/or reimbursed.

Response to Comment No. 12

The guarantees were recognized according to the following definition set forth in paragraph 9 of IAS 39:

“Definition of a Financial Guarantee Contract

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or amended terms of a debt instrument.”

The financial guarantees provided for in some of the Company’s joint ventures have the purpose of guaranteeing the full amounts of certain loans and therefore include not only the portion held by the Company in the joint venture but also the portion held by its partners.  As provided for in these joint ventures, when this situation occurs, the Company charges its partners a fee in an amount that represents the guarantees provided, which function in the same way as any other guarantee

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br provided to third parties in which a “premium” is received.  Accordingly, the guarantee is provided automatically and the fees are fully received from third parties.  These guarantees are recognized in the Company’s bookkeeping in accordance with AG 4 of IAS 39, which states that “If this standard applies, paragraph 43 requires the issuer to recognize a financial guarantee contract initially at fair value.”

We stress that the financial guarantee recognized in the Company’s bookkeeping represents the portion of the guarantee related to the portion of the joint venture’s loans for which the Company’s partners are responsible.  Therefore, these portions of the loans are not reflected in our consolidated statement (proportional consolidation).  We emphasize that the Company recognizes a financial guarantee on the premium collected from its partner in the joint venture.  As a result, and as established in the paragraph of AG 4 mentioned above, the premium is received at fair value in an amount equal to the risk assumed by the Company.  The wording of the paragraph is as follows: “If the financial guarantee contract was issued to an unrelated party in a stand-alone arm’s length transaction, its fair value at inception is likely to equal the premium received, unless there is evidence to the contrary”.

After its initial recognition, the financial guarantee is amortized in accordance with the contract’s remaining risk, which is measured by the time remaining on the guarantee.  This process occurs in accordance with paragraph 47 of IAS 39, reproduced below:

47. c) financial guarantee contracts as defined in paragraph 9.  After initial recognition, an issuer of such a contract shall (unless paragraph 47(a) or (b) applies) measure it at the higher of:

(i) the amount determined in accordance with IAS 37; and

(ii) the amount initially recognized (see paragraph 43) less, when appropriate, cumulative amortization recognized in accordance with IAS 18.

As mentioned previously, these guarantees given by the Company are settled by the other joint venture partners according to the payment schedule defined by the parties.  Accordingly, the Company records fees to be received from its joint venture partners as assets, and these assets represent a right to receive amounts equal to the fees on the guarantees.  Once they are received, this receivable balance is realized against cash.

SEC Comment No. 13

Note (6) Cash and Cash Equivalents, page F-34

13. We note that your short-term financial investments classified as cash equivalents are short-term transactions with institutions with daily liquidity, low credit risk and average interest of 100% of the (Brazilian) Interbank deposit rate.  Please tell us the nature of each material category of investments included as cash equivalents during the periods presented and clarify how those investments meet the definition of cash equivalents under paragraph 6 of IAS 7.  Please quantify for us the amount of any investments with original maturities greater than three months from the date of acquisition.

Response to Comment No. 13

We have made several investments in exclusive funds managed by first-class Brazilian financial institutions, such as Banco Bradesco, Banco do Brasil and Banco Votorantim.  These investments are remunerated at a fixed percentage of the Brazilian interbank overnight rate and have maturities of three months or less.

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

These investments are categorized as cash and cash equivalents under IAS 7 for the following reasons:

•	Management holds these investments in their short-term cash flow strategy to cover day-to-day operations (these funds have daily liquidity);

•	The Company is not required to hold these investments until their maturity dates;

•
Financial institutions in Brazil are statutorily required to comply at all times with customers’ requests to redeem investments.  The redemption of these investments must occur regardless of their maturity date and without penalty to the customers.  This contractual requirement is enforceable;

•
Since these investments are both readily convertible into known amounts of cash and may be redeemed at any time, we are exposed to insignificant risk of changes in value as a result of changing interest rates;

•
The contracted maturity date is relevant only for purposes of locking in the rate of return on the principal investment and stipulating the maximum period of time the lending institution would be required to provide the contractually obligated return on the principal investment.

As described above, the Company owns quotas in investment funds that are remunerated at a fixed percentage of the Brazilian interbank overnight rates.  The following investments are described for informational purposes only and show the Company’s investment portfolio in financial institution funds:

1	Repurchase (“REPO”) Agreement
The REPO category includes very short-term transactions (i.e., with no risk of change in value) and maturity dates no longer than 5 days.

2	CDBs – Bank Deposit Certificates
Bank Deposit Certificates (Certificados de Depósitos Bancários, or CDBs) are marked to market daily, and CDB holders have the ability to settle these certificates immediately against the issuer.  In essence, CDBs are sold and repurchased every day (and therefore, subject to an insignificant risk of changes in value) and their maturity dates only represent periods when the certificates’ features may be changed.

3	Government Bonds
Government bonds consist of National Treasury Bills, or LTNs, which are linked to the SELIC rate, the average of all interbank overnight transaction rates in Brazil, and Brazilian Federal Treasury Bills, or LFTs, which are fixed-rate government bonds issued by the Brazilian Federal Government and indexed according to the SELIC rate.  Both LTNs and LFTs are immediately redeemable and marked to market.  The essence of these bonds is the same as CDBs, i.e., they are sold and repurchased everyday and have many trading sources (and therefore, are subject to insignificant risk of changes in value).  Furthermore, they may be negotiated on the secondary market, which is an active market.

We stress that all three categories of investments described above are negotiated with exclusive funds managed by first-class Brazilian financial institutions and are readily convertible into cash.  All external factors that may create risks in relation to these investments are solely associated with the banks operating the funds.  Based on the foregoing, we classify these investments in funds as cash equivalents.

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

In addition, our investment amounts that may be settled daily and have original maturities greater than three months from the date of acquisition represented R$695,946 as of December 31, 2010; R$622,402 as of December 31, 2009; and R$442,057 as of January 1, 2009.

SEC Comment No. 14

Note (11) Leases, page F-40

14. Please revise future filings to provide the disclosures required by paragraphs 47(c), (d), (e) and (f) of IAS 17.

Response to Comment No. 14

We note the Staff’s comment and will present this disclosure in future filings.

We note that for 2010 and 2009, we had (i) no unguaranteed residual values accruing to the benefit of the lessor; (ii) no accumulated allowance for uncollectible minimum lease payments receivable; and (iii) no contingent rents recognized as income.

SEC Comment No. 15

Note (14) Property, Plant and Equipment, page F-43

15. We note that you transferred approximately R$128.3 million of construction in progress to land during fiscal 2010.  Please tell us the reason for this transfer, including why the cost of land was originally included in construction in progress.

Response to Comment No. 15

This transfer occurred upon the commencement of commercial operations at the Foz do Chapecó power plant.

We record all amounts relating to power plant fixed assets (including land) under “construction in progress” during the construction phase.  When the asset commences operations, it is transferred from the construction in progress line item to a line item that relates to its specific operational fixed asset category.  We note that this transfer did not change our PP&E position or our balance sheet position because such assets are not subject to depreciation in either line item.  While under construction in progress, the land was not being used for operating purposes.

SEC Comment No. 16

Note (15) Intangible Assets, page F-44

16. Please revise future filings to provide the disclosures required by paragraphs 118(d) and 122(b) of IAS 38.

Response to Comment No. 16

We note the Staff’s comment and will present this disclosure in future filings.

SEC Comment No. 17

Note (15) Intangible Assets, page F-44

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

17. We note that your concession right intangible assets acquired in business combinations comprise intangible assets “acquired, not merged,” “acquired and merged – Deductible,” and “acquired and merged – Reassessed.”  We also note your descriptions of these categories indicating that the intangible balances represent goodwill.  Please explain in greater detail the nature of the items included in these categories. In doing so, clarify if these intangible assets represent goodwill, concession intangible assets recorded under IFRIC 12, or a combination of both.

Response to Comment No. 17

Upon the adoption of IFRS, concession right intangible assets formerly treated as goodwill obtained as a result of acquisitions under Brazilian GAAP have been classified as intangible assets with a defined useful life and therefore subject to amortization based on the subsidiaries’ net income curve.  Categories presented “as acquired, not merged,” “acquired and merged – Deductible,” and “acquired and merged – Reassessed” were only identified to determine the fiscal benefit for each group with no accounting effects by the adoption of IFRS.  The presentation of these categories was only intended to serve as additional information for investors and users of our financial statements.

These amounts represent identifiable assets acquired during business acquisitions and measured by appraisal reports prepared by external experts; therefore, there is no relation between these assets and concession intangible assets recorded under IFRIC 12.

SEC Comment No. 18

Note (19) Private Pension Fund, page F-55

18. We note from your table on page F-60 that the nominal discount rate, salary increase, and long-term inflation rate assumptions used for your defined benefit plans remained unchanged during the periods presented.  Please explain to us in sufficient detail how you develop such estimates and why there was no change in these assumptions.

Response to Comment No. 18

Discount Rate

The nominal discount rate of the actuarial obligation is used to determine, on the base date of actuarial valuation, the present value resulting from expected cash flows to cover post-employment benefits.

IFRS rules provide that this rate must be based on market interest rates applicable to blue chip securities.  Alternatively, and where such blue chip securities are not available, government bond interest rates are used.  In both cases, the terms of redemption of the relevant securities must have conditions consistent with the obligations relating to the post-employment benefits under analysis.

Since Brazil does not have blue chip securities that comply with its accounting rules, we have used government bonds as the benchmark for determining discount rates in the country.  The source of such discount rates was the Brazilian Financial and Capital Markets Association (Associação Brasileira de Entidades do Mercados Financeiro e de Capitais, or ANBIMA).  The relevant actuarial calculations were reviewed by our external actuarial consultants , and we determined the average term of payments to our benefit plan beneficiaries and identified the discount rate obtained based on this term and the return curve for NTN-Bs (National Treasury Notes, Series B).  Based on its position closest to the end of the fiscal year (December 31, 2010), we determined that the rate should be approximately 6.00% p.a. (real rate, net of inflation), i.e., a nominal rate of 10.24% (given inflation of 4.00% p.a.).

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

We applied the same method of calculation to the fiscal year ended December 31, 2009 and obtained similar rates.  Since the difference between 2010 and 2009 rates was nominal, we did not change the discount rate.  This reflects the fact that there have been no significant changes in the macroeconomic scenario in recent years.

Salary increases

The premises for salary increases are in line with our long-term human resources policies, which are based on market studies and increases in inflation.  These premises have remained consistent over recent years, principally as a result of the stability of the Brazilian economy.  These premises are also reviewed by external actuarial consultants and determined to be consistent with average market conditions.

Inflation

We adopted a long-term inflation rate of 4.00% p.a. based on the long-term inflation reported by the Brazilian Central Bank and ratified by reports prepared by other market sources, such as well-respected Brazilian consulting firms.  These rates are also consistent with our external actuarial consultants’ recommendations, given that there have been no material changes in recent years.

SEC Comment No. 19

Note (19) Private Pension Fund, page F-55

19. Please provide in future filings the disclosures required by paragraph 120A(j) and (l) of IAS 19.

Response to Comment No. 19

We note the Staff’s comment and will present this disclosure in future filings.

SEC Comment No. 20

Note (22) Provision for Contingencies, page F-61

20. Please tell us whether you have any environmental liabilities arising from your operations and, if so, tell us how your disclosures about such matters comply with the requirements of IAS 37.  If you have such liabilities, please be detailed in your response.

Response to Comment No. 20

As described in Item 8 – Financial Information – Legal Proceedings (page 80 of the Form 20-F), the Company and its subsidiaries are subject to two material environmental proceedings.

Our first material environmental proceeding relates to the validity of the environmental licensing for the Rio das Antas hydroelectric complex and a request for injunction relief in connection with the construction of these plants.  The Brazilian Attorney General’s injunction request was denied in the lower courts and the district attorney appealed this decision, requesting a new injunction from higher courts.  The higher courts denied the injunctive relief.  The claim was deemed groundless by the lower courts.  An appeal from the Brazilian Attorney General’s office is still pending.  In the opinion of our legal consultants, the possibility of a loss is remote; therefore no provision has been recognized or disclosed in our consolidated financial statements.

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

Our second material environmental proceeding involves Semesa S.A. and Furnas.  These companies were named as defendants in a legal proceeding that sought remedial measures and the establishment of a nature reserve to compensate for alleged harm to the environment caused by the construction and operation of the Serra da Mesa plant.  The amount sought from CPFL Geração totaled R$101 million.  In the opinion of our legal consultants, an adverse judgment with respect to this claim is possible, as disclosed in note 22 (d.ii) to our consolidated financial statements.

SEC Comment No. 21

Note (26) Earnings Per Share, page F-65

21. Please provide your basis under IFRS for your presentation of “Consolidated” earnings per share information.  Since this information appears to include amounts attributable to non-controlling interests, it does not appear to comply with the guidance in paragraphs 9 through 11 and A1 of IAS 33.

Response to Comment No. 21

We will file an amended Form 20-F that excludes the consolidated earnings per share information.

* * * *

We will wait for the Staff to conclude its review of these comments before filing an amended Form 20-F with our consolidated financial statements.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter and the Form 20-F be directed to the following at all times:

Wilson Ferreira Junior
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, SP, Brazil
Tel: 55.19.3756.8704
Fax: 55.19.3756.8075

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, SP, Brazil
Tel: 55.11.3702.2200
Fax: 55.11.3702.2224

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax: +55-11-3702-2224, email: rellison@shearman.com).

Sincerely,

/s/ Wilson Ferreira Junior
CPFL Energia S.A.
Name: Wilson Ferreira Junior
Title: Chief Executive Officer

cc:	Sondra Snyder, Staff Accountant, Division of Corporation Finance
Andrew Blume, Staff Accountant, Division of Corporation Finance
Securities and Exchange Commission